Ex. 12.1

Silverleaf Resorts, Inc.
Ratio of Earnings to Fixed Charges
For the 5 Years Ending December 31, 2007

	Years Ended December 31,
(in 000’s)	2007	2006	2005	2004	2003

Pretax income (loss) from continuing operations	$45,102	$37,408	$32,151	$13,158	$(14,628)
Add back fixed charges, excluding capitalized interest	25,808	22,545	17,980	18,371	17,356
Income, as adjusted	$70,910	$59,953	$50,131	$31,529	$2,728

Fixed charges:
Interest on debt and capitalized leases	$24,610	$21,662	$17,253	$17,627	$16,550
Portion of intersest cost capitalized to Inventory	2,134	869	1,100	322	279
Interest element of rentals	1,198	883	727	744	806
Total fixed charges	$27,942	$23,414	$19,080	$18,693	$17,635

Ratio of earnings to fixed charges	2.54	2.56	2.63	1.69	0.15